Exhibit 99.1

XPeng Announces Vehicle Delivery Results for September and Third Quarter 2022

G9 Flagship SUV deliveries started in September

●	8,468 vehicles delivered in September 2022

●	29,570 vehicles delivered in Q3 2022

●	98,553 total vehicles delivered in the first nine months of 2022

Guangzhou, China, October 1, 2022 — XPeng Inc. (“XPeng” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for September 2022 and the third quarter 2022.

XPeng recorded monthly deliveries in September of 8,468 Smart EVs, consisting of 4,634 P7s, the Company’s smart sports sedan, 2,417 P5 smart family sedans and 1,233 G3i smart compact SUVs.

September deliveries also included 184 G9 Flagship SUVs, the Company’s fourth production model launched on September 21, 2022. G9 mass deliveries are on schedule to begin in late October.

Total deliveries in the third quarter 2022 reached 29,570, representing a 15% increase year-over-year. As of September 30, 2022, year-to-date deliveries were 98,553, representing a 75% increase year-over-year and surpassing total deliveries in 2021.

In September, the Company reached a key milestone in its proprietary technology by rolling out City NGP (Navigation Guided Pilot), China’s most advanced ADAS for urban driving, in a Guangzhou-based pilot program. It also launched the first batch of 480 kW S4 supercharging stations in five Chinese cities, including Beijing, Shanghai, Shenzhen, Guangzhou and Wuhan. XPeng is rapidly expanding its nationwide fast charging network and aims to bring over 50 S4 supercharging stations into operation by the end of this year.

About XPeng Inc.

XPeng is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://heyxpeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goals and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc